UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATUREWELL, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

63902Q109

(CUSIP Number)

Andrea Villas Boas

c/o Brazil Interactive Holdings, LLC

Alameda Uapixana, 278

São Paulo, SP 04085-030

Brazil

+55 (11) 5051-2240

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,   see   the Notes).

1	NAME OF REPORTING PERSON
Brazil Interactive Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER	SOLE VOTING POWER
	7. 3,280,000*	3,280,000
	SHARED VOTING POWER	SHARED VOTING POWER
	8. 0	0
	SOLE DISPOSITIVE POWER	SOLE DISPOSITIVE POWER
	9. 3,280,000*	3,280,000
	SHARED DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
	10. 0	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
3,280,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (See Instructions)
HC

*On March 13, 2013, NatureWell, Incorporated (the “Company”) entered into an Agreement and Plan of Merger Agreement with Brazil Interactive Media, Inc. ("Brazil Interactive Media"), pursuant to which the shareholders of Brazil Interactive Media were issued approximately 4 shares of the Company’s Series G Convertible Preferred Stock for every Brazil Interactive Media share they held. As a result, Brazil Interactive Holdings, LLC was issued 3,280,000 shares of Series G Convertible Preferred Stock, convertible into 32,800,000 shares of the Company's common stock.

Item 1  Security and Issuer.

The statement (“Statement”) relates to shares of Series G Convertible Preferred Stock, par value $0.01 per share, convertible to common stock at a ratio of 10 to 1 (the “Series G Convertible Preferred Stock”), of NatureWell, Incorporated, a Delaware corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 801 Brickell Avenue, Suite 900, Miami, Florida 33131.

Item 2  Identity and Background

The Statement is being filed by Brazil Interactive Holdings, LLC, a Delaware limited liability company ("BIH") and Ms. Andrea Bezerra Arruda Villas Boas ("Ms. Villas Boas"), each with a business address of Alameda Uapixana, 278, São Paulo, SP 04085-030, Federal Republic of Brazil. Ms. Villas Boas is the sole beneficial owner of BIH.

During the last five years neither BIH nor Ms. Villas Boas has (i) been convicted in a criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Villas Boas is a citizen of the Federal Republic of Brazil.

Item 3  Source and Amount of Funds or Other Consideration.

BIH acquired the reported 3,280,000 shares of the Company’s Series G Convertible Preferred Stock as follows:

On March 13, 2013, the Company entered into an Agreement and Plan of Merger Agreement ("Merger Agreement") with Brazil Interactive Media, Inc. ("Brazil Interactive Media"), pursuant to which the shareholders of Brazil Interactive Media were issued approximately 4 shares of the Company’s Series G Convertible Preferred Stock ("Convertible Preferred") for every Brazil Interactive Media share they held (the "Share Exchange"). BIH was the majority shareholder of Brazil Interactive Media, owning approximately 88.5% of issued and outstanding securities. As a result of the Share Exchange with the Company, BIH was issued 3,280,000 shares of the Company's Series G Convertible Preferred, convertible into 32,800,000 shares of the Company's common stock at a rate of 10 shares of common stock for every share of Convertible Preferred. No other funds or consideration were used in making the Share Exchange. BIH has the has the dispositive power over these Convertible Preferred stocks and, in the event that any one or more of the Convertible Preferred are converted into shares of Company common stock, has the voting power over any such shares issued. The Convertible Preferred may be converted into common stock at the option of BIH.

Item 4 Purpose of Transaction.

BIH acquired beneficial ownership of the shares of Convertible Preferred to which this Statement relates for investment purposes.

Pursuant to the Merger Agreement between the Company and Brazil Interactive Media, the Company plans to file a Certificate of Amendment with the state of Delaware to amend the charter of the Company, in order to effect (i) a reverse stock split of the Company’s common stock on a ratio of one share for every eight thousand four hundred and eighty (8,484) shares issued and outstanding, (ii) decrease authorized capitalization from 5,000,000,000 shares of common stock, par value $0.00001, to 100,000,000 shares of common stock, par value $0.00001, (iii) decrease authorized capitalization from 15,000,000 shares of preferred stock, par value $0.01, to 5,000,000 shares of preferred stock, par value $0.01, and (iv) change the name of the Company to Brazil Interactive Media, Inc.

Item 5  Interest in Securities of the Issuer.

(a) As of the date hereof, BIH and Ms. Villas Boas beneficially own 3,280,000 shares of Series G Convertible Preferred stock of the Company, convertible into 32,800,000 shares of the Company's common stock at a rate of 10 shares of common stock for every share of Series G Convertible Preferred Stock.  Such amount represents 82% of the total issued and outstanding shares of the Company’s Series G Convertible Preferred Stock as of the date hereof.   Each share of Series G Preferred Stock entitles the holder to cast a vote equal to 1 vote for each share of Common Stock that the Series G Preferred Stock is entitled to convert into at the time of the shareholder action. Accordingly, BIH owns securities entitling it to vote approximately 82% of the Company's common stock, on a post-reverse merger basis pursuant to the Merger Agreement (see Item 4).

(b) BIH and Ms. Villas Boas hold sole voting and dispositive power over the Shares as issued to BIH.

(c) Other than disclosed below, there were no transactions by Ms. Villas Boas in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by BIH and Ms. Villas Boas.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

BIH is party to a Stockholder Voting Agreement dated March 12, 2013, by virtue of which BIH, the other Brazil Interactive Media shareholders, and the Company's former controlling stockholder, Dutchess Opportunity Fund II LP, are bound to vote unanimously in the election or removal of the Company's directors for an indefinite period. In addition, pursuant to the terms of the Merger Agreement, BIH is bound to execute a Lock-Up and Leak-Out Agreement restricting BIH's rights to transfer the shares of Company common stock underlying the Series G Convertible Preferred Stock the subject of this Statement.

Item 7 Material to be Filed as Exhibits.

Ex-10 Stockholder Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013
Brazil Interactive Holdings, LLC

/s/ Andrea Villas Boas
Andrea Villas Boas, Sole Member

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